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19006369 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
FEB 28 2019
Washington, DC

SEC FILE NUMBER
8-67788

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STARWOOD CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

591 WEST PUTNAM AVENUE
(No. and Street)

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES BOULIER (203) 422-8144
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name – *if individual, state last, first, middle name*)

30 ROCKEFELLER PLAZA	NEW YORK	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, MATTHEW GUTTIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STARWOOD CAPITAL LLC, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

KAREN GREEN
NOTARY PUBLIC OF CONNECTICUT
I.D. # 174549
My Commission Expires July 31, 20 22

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STARWOOD CAPITAL, LLC

Table of Contents

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) [Consolidated] Statement of Financial Condition.
- ☐ (c) [Consolidated] Statement of Income (Operations).
- ☐ (d) [Consolidated] Statement of Cash Flows.
- ☐ (e) [Consolidated] Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) [Consolidated] Statement of Changes in Subordinated Liabilities or Claims of General Creditors (not applicable).
  Notes to [Consolidated] Financial Statements.
- ☐ (g) [Unconsolidated] Computation of Net Capital.
- ☐ (h) [Unconsolidated] Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) [Unconsolidated] Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 ([included in items g and h] / [not required]).
- ☐ (k) A Reconciliation between the audited and unaudited [Consolidated] Statements of Financial Condition with respect to methods of consolidation ([included in the notes to the financial statements] / [not applicable]).
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing the Existence of Internal Control over Compliance with the Financial Responsibility Rules and the Broker-Dealer's Compliance with the Financial Responsibility Rules (the "Compliance Report") *or* A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report").
- ☐ (o) (INCLUDE ONLY FOR BROKER-DEALERS THAT ARE DUALLY REGISTERED AS FCMS OR FUTURES INTRODUCING BROKERS. [A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).]

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA
Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Starwood Capital, LLC
Greenwich, CT

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Starwood Capital, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 27, 2019

We have served as the Company's auditor since 2018.

STARWOOD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2018

Assets		
Cash	$	2,256,174
Accounts receivable - related party		3,396,917
Due from affiliates		12,065
Prepaid expenses		68,954
Fixed assets, net		210,880
Total assets	$	5,944,990
Liabilities and Member's Equity		
Accrued compensation	$	592,829
Accounts payable and accrued expenses		308,210
Total liabilities		901,039
Commitments		
Member's Equity		
Member's equity		5,043,951
Total liabilities and member's equity	$	5,944,990

See Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Starwood Capital, LLC, (the "Company"), was incorporated in the state of Delaware on August 1, 2007. The Company is registered as a broker-dealer with the Securities and Exchange Commission and became a member of the Financial Industry Regulatory Agency ("FINRA") on July 24, 2008. The Company's revenue is derived from fees associated with fundraising activities for affiliated private equity funds that focus primarily on investments in real estate, and are based on expenses incurred by the Company. On July 26, 2017, Company members Barry Sternlicht and Sternlicht Holdings II, Inc. transferred their ownership interests (70.2% and 0.8% respectively) to Starwood Capital Group Holdings, LP ("Holdings"), making Holdings the 100% owner of the Company.

The Company serves as a dealer manager for Starwood Real Estate Income Trust, Inc. ("SREIT"), a U.S. Securities and Exchange Commission ("SEC") registered Real Estate Investment Trust ("REIT"), with an offering (the "Offering") of up to $5,000,000,000 in shares of common stock.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 ("Rule 15c3-3"), of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that Rule, including the requirement to make the reserve computations under Rule 15c3-3.

A summary of the Company's significant accounting policies follow:

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash: Cash is comprised of cash in two checking accounts and one payroll account. From time to time, the Company's account balances held at a financial institution exceed Federal Deposit Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to the balance on deposit in excess of FDIC insurance coverage. The Company believes that the risk of loss is not significant.

Fixed assets: Fixed assets consist of ownership interests in leasehold improvements, furniture and fixtures, and computer equipment and are recorded at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the shorter of the assets' estimated useful lives of 5 years for furniture and fixtures, and 3-5 years for computer equipment, or the term of the lease.

Income taxes: The Company is organized as a Limited Liability Corporation and any income or loss flows through to the members of the Company. The financial statements therefore, do not include a provision for income taxes.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements: In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. This ASU states that

an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU affects entities that enter into contracts with customers to transfer goods or services or enter into contracts for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date," which deferred the effective date of ASU 2014-09 for public business entities to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The Company completed their evaluation of the impact of ASU 2014-09 on components of their revenue streams and has not found any significant changes to the methodology of recognizing revenue. As required by ASU 2014-09, the Company will adopt the standard on January 1, 2018 using the modified retrospective method, and does not anticipate recording a cumulative effect adjustment to opening member's capital as the adjustment was determined to be insignificant.

In February 2016, the FASB issued ASU 2016-02, "Leases" (ASU 2016-02), which requires companies to recognize leased assets and liabilities for both capital and operating leases. The new lease standard applies a right-of-use model that requires a lessee to record, for all leases with a lease term of more than 12 months, an asset representing its right to use the underlying asset and a liability to make lease payments. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019.

Note 2. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital requirements ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or member distributions made if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $1,355,135, which is $1,295,066 in excess of its required net capital of $60,069, and a ratio of aggregate indebtedness of 66.49%

Note 3. Related Party Transactions

The Company rents its Connecticut office under a sublease with Starwood Headquarters, L.L.C., and Florida office under a sublease with Starwood Capital Operations, L.L.C., which are both affiliated entities (See Note 6).

During 2018, the Company delivered a forgivable loan (the "Forgiveable Loan") in the amount of to $4.0 million to an employee. The Forgivable Loan carries an interest rate that compounds annually and matures in 2020. The Forgivable Loan is fully vested as of December 31, 2018. At maturity, if the employee is still employed by the Company, the principal plus all accrued interest will be forgiven, at which point the employee will be liable for all income tax withholding requirements.

The Company is allocated a portion of shared general and administrative expenses under an Expense Allocation Agreement ("2009 Agreement") with Starwood Capital Operations, L.L.C. dated November 12, 2009. Under the 2009 Agreement, personnel costs and shared office expenses are allocated based upon allocation percentages as specified in the 2009 Agreement.

The Company is allocated a portion of additional shared general and administrative expenses under an Administrative Services Agreement ("2018 Agreement") with Starwood Capital Operations, L.L.C. dated August 14, 2018. Under the 2018 Agreement, personnel costs and shared office expenses are allocated based upon headcount as specified in the 2018 Agreement.

Note 4. Fixed Assets

At December 31, 2018, fixed assets consisted of the following:

Furniture & fixtures	$	108,345
Computer equipment		148,786
		257,131
Accumulated depreciation		(46,251)
Fixed assets, net	$	210,880

Note 5. Income Taxes

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is no longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2014. Management has determined that there are no material uncertain tax positions.

Note 6. Commitment

The Company leases office space from two related companies, in Greenwich, Connecticut ("CT") and Miami, Florida ("FL"), under subleases expiring July 2019 and January 2020, respectively. The Company leases additional office space in Arlington, Virginia ("VA") effective December 2017 under a lease expiring April 2021. Total rent expense under the Company's office leases for the year ended December 31, 2018 was $233,213. The aggregate minimum future payments under the leases are as follows:

	TOTAL		CT & FL		VA	
2019	$	226,778	$	19,580	$	207,198
2020		207,198		-		207,198
2021		69,066		-		69,066
Aggregate minimum future payments	$	503,042	$	19,580	$	483,462

In 2018, a letter of credit facility in the amount of $73,934 was extended by a major financial institution to an affiliate of the Company, Starwood Capital Group Operations, LLC, to satisfy the security deposit requirement of the Virginia office lease.

Note 7. Subsequent Events

The Company has performed an evaluation of subsequent events through February 27, 2019, the date that these financial statements were available to be issued and other than those described below, there are no subsequent events that would require adjustments to or disclosure in the financial statements.